Exhibit 99.1

PPDAI Group Inc. Reports Fourth Quarter and Fiscal Year 2018

Unaudited Financial Results

SHANGHAI, March 14, 2019 /PRNewswire/ – PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

	As of
	December 31, 2017	September 30, 2018	December 31, 2018
Cumulative registered users[1] (’000)	65,409	83,949	88,930
Cumulative number of borrowers[2] (’000)	10,518	13,440	14,440
Cumulative number of individual investors[3]	559,760	644,376	667,738

	For Three Months Ended			For Twelve Months Ended
	December 31, 2017	December 31, 2018	YoY Change	December 31, 2017	December 31, 2018	YoY Change
Number of unique borrowers[4] (’000)	4,017	3,037	(24.4%)	8,730	6,806	(22.0%)
Loan origination volume[5] (RMB, million)	17,567	17,617	0.3%	65,568	61,498	(6.2%)
Repeat borrowing rate[6] (%)	72.8%	73.4%	0.8%	68.9%	73.6%	6.8%
Average loan size[7] (RMB)	2,590	3,423	32.2%	2,470	3,281	32.8%

Fourth Quarter 2018 Financial and Operational Highlights

•	Net profit was RMB774.6 million (US$112.7 million) in the fourth quarter of 2018, compared to net loss of RMB507.1 million in the fourth quarter of 2017.

•	Operating revenues for the fourth quarter of 2018 increased by 33.7% to RMB1,219.2 million (US$177.3 million), from RMB912.1 million in the same period of 2017.

•	Loan facilitation service fees increased by 35.0% to RMB837.4 million (US$121.8 million) in the fourth quarter of 2018, from RMB620.2 million in the same period of 2017.

•	Post-facilitation service fees further increased by 10.0% to RMB249.9 million (US$36.3 million) in the fourth quarter of 2018, from RMB227.2 million in the same period of 2017.

•	Operating income was RMB486.6 million (US$70.8 million) for the fourth quarter of 2018, representing an increase of 328.4% from RMB113.6 million in the same period of 2017.

•

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax and a write back of provision for expected discretionary payments to investors in investment programs protected by the Company’s investor reserve funds, was RMB472.1 million (US$68.7 million) for the fourth quarter of 2018, representing an increase of 44.2% from RMB327.4 million in the same period of 2017.

•	Cumulative registered users[1] reached 88.9 million as of December 31, 2018.

•	Cumulative number of borrowers[2] reached 14.4 million as of December 31, 2018.

•	Cumulative number of individual investors[3] reached 667,738 as of December 31, 2018.

•	Number of unique borrowers[4] was 3.0 million for the fourth quarter of 2018, representing a decrease of 24.2% from the same period of 2017.

•	Loan origination volume[5] was RMB17.6 billion for the fourth quarter of 2018, representing an increase of 0.3% from the same period of 2017.

•	Average loan tenure[8] was 9.6 months for the fourth quarter of 2018.

Fiscal Year 2018 Financial and Operational Highlights:

•	Net profit increased by 128.0% to RMB2,469.5 million (US$359.2 million) in 2018 compared to RMB1,082.9 million in 2017.

•	Operating revenues in 2018 increased by 10.1% to RMB4,287.6 million (US$623.6 million), from RMB3,895.8 million in 2017.

•	Loan facilitation service fees increased by 2.7% to RMB2,919.2 million (US$424.6 million) in 2018, from RMB2,843.3 million in 2017.

•	Post-facilitation service fees increased by 38.0% to RMB922.8 million (US$134.2 million) in 2018, from RMB668.8 million in 2017.

•	Operating income was RMB1,846.6 million (US$268.6 million) in 2018, representing an increase of 20.8% from RMB1,529.2 million in 2017.

•

Non-GAAP adjusted operating income, which excludes share-based compensation expenses and a one-time provision for the expected discretionary payments to investors in investment programs protected by the Company’s investor reserve funds from profit/(loss) before tax, increased by 4.9% to RMB1,828.3 million (US$265.9 million).

•	Number of unique borrowers[4] was 6.8 million in 2018, representing a decrease of 22% from 2017.

•	Loan origination volume[5] was RMB61.5 billion in 2018, representing a decrease of 6.2% from 2017.

•	Average loan tenure[8] was 9.4 months in 2018.

[1]	On a cumulative basis, number of users registered on PPDAI platform as of December 31, 2018.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to December 31, 2018.
[3]	On a cumulative basis, number of individual investors who have made at least one investment in loans on or prior to December 31, 2018.
[4]	Represents the total number of borrowers whose loans on PPDAI platform were funded during the period presented.
[5]	Represents the loan origination volume generated during the period presented.
[6]	Represents percentage of loan volume generated by repeat borrowers who have successfully borrowed on PPDAI platform before.
[7]	Represents the average loan size on PPDAI platform during the period presented.
[8]	Represents the average loan tenure period on PPDAI platform during the period presented.

Mr. Jun Zhang, Chairman and Co-Chief Executive Officer of PPDAI, commented, “We delivered solid performance in the fourth quarter and fiscal year 2018 despite tightening regulations and a volatile market environment. Our outstanding operating results were highlighted by a robust 128.0% increase in net profit to RMB2,469.5 million in 2018 from RMB1,082.9 million in 2017. The progressive growth in net profit reflects our stable business operations, a culture of good compliance and our prudent track record of risk management. As of December 31, 2018, we had over 88.9 million cumulative registered users, with cumulative borrowers exceeding 14.4 million and our cumulative investors reaching 667,738. Our ‘technologies as a service’ has been making steady progress over the course of the year as our services have been deployed to a broadening range of financial institutions.

“The stricter enforcement of regulations in the consumer lending space has led to rapid industry consolidation. In light of these industry trends, we are benefiting from our increased market share position. Additionally, we continue to work closely with the regulatory authorities and we are confident of meeting future industry compliance requirements. We firmly believe that a strengthened regulatory framework around consumer lending is crucial to supporting a healthy and sustainable industry. As a leader in the space, with strong proprietary technologies and capabilities, and the longest operating history, PPDAI is well positioned to capture the tremendous long-term growth opportunities in China’s online consumer finance marketplace.”

Mr. Feng Zhang, Co-Chief Executive Officer of PPDAI, said, “Benefitting from the rapid growth in institutional funding, the Company’s total loan origination volume in the fourth quarter of 2018 increased by 19.2% to RMB17.6 billion from RMB14.8 billion in the third quarter of 2018. In the fourth quarter, we made solid progress in expanding our institutional funds and the proportion of loans facilitated with institutional funding partners to total loan origination volume increased to 20.4% from 14.3% in the third quarter of 2018. Looking forward, we are confident in our ability to achieve further diversification in funding sources through our institutional funding partners in 2019.”

Mr. Simon Ho, Chief Financial Officer of PPDAI, commented, “In spite of regulatory changes that impacted our industry, we are delighted to achieve strong operational results in the fourth quarter, as demonstrated by a 44.2% year-over-year increase in our non-GAAP operating income and a healthy non-GAAP operating margin of 40%. Our balance sheet remained solid with approximately RMB3.3 billion of cash and short-term liquidity. Notably, our quality assurance fund remains sufficiently funded with a total balance of RMB4.5 billion, equivalent to 23.2% of the total outstanding loans protected by the quality assurance fund. Our result highlights the strength and resilience of our operating model as we navigate through the evolving industry landscape.”

Mr. Jun Zhang concluded, “As a leader in the online consumer finance industry, we remain committed to enhancing shareholder value. We are also pleased to announce our first dividend of US$0.19 per ADS as a listed company. This reflects the confidence in our business, our capabilities and the long-term market potential. Going forward, we will maintain focus on expanding the breadth of our loan services, strengthening brand recognition, continuing to invest in and enhance proprietary technologies in addition to exploring opportunities for expansion both domestically and internationally.”

Fourth Quarter 2018 Financial Results

Operating revenues for the fourth quarter of 2018 increased by 33.7% to RMB1,219.2 million (US$177.3 million) from RMB912.1 million in the same period of 2017, primarily due to the old revenue recognition standard ASC 605 used in 2017 and a write-back of provision for expected discretionary payments to investors in investment programs protected by the investor reserve funds. As a result of the adoption of ASC 606 effective January 1, 2018, revenue is generally recognized earlier in the life of the contract as there is no contingency revenue cap under the new standard. For the three months ended December 31, 2018, the impact of applying the new revenue standard resulted in an increase of approximately RMB44.5 million (US$6.5 million) in revenues.

Loan facilitation service fees increased by 35.0% to RMB837.4 million (US$121.8 million) for the fourth quarter of 2018 from RMB620.2 million in the same period of 2017, primarily due to the old revenue recognition standard ASC 605 used in 2017. The average rate of transaction fees charged to borrowers was 7.38% in the period, compared to 7.07% in the third quarter of 2018 and 6.24% in the fourth quarter of 2017. Loan collection fees of RMB99.8 million (US$14.5 million) have been allocated from other revenue to loan facilitation service fees related to the adoption of ASC 606 effective January 1, 2018.

Post-facilitation service fees increased by 10.0% to RMB249.9 million (US$36.3 million) for the fourth quarter of 2018 from RMB227.2 million in the same period of 2017, due to the adoption of ASC 606 effective January 1, 2018. Loan collection fees of RMB38.3 million (US$5.6 million) have been allocated from other revenue to post facilitation service fees related to the adoption of ASC 606.

Other revenue decreased by 37.5% to RMB107.8 million (US$15.7million) for the fourth quarter of 2018 from RMB172.4 million in the same period of 2017, primarily due to the adoption of ASC 606 effective January 1, 2018, which reallocated loan collection fees to loan facilitation fees and post facilitation fees. This was offset by an increase in management fees from investment programs that invest in loans protected by the quality assurance fund.

Net interest income/(expenses) and loan provision losses for the fourth quarter of 2018 were an expense of RMB9.4 million (US$1.4 million), compared to an expense of RMB13.2 million in the same period of 2017, mainly due to provisions for loan losses related to consolidated investment trusts established during the period.

Origination and servicing expenses decreased by 6.3% to RMB277.6 million (US$40.4 million) for the fourth quarter of 2018 from RMB296.3 million in the same period of 2017, primarily due to the discontinuation of consumption loan products since late 2017.

Sales and marketing expenses decreased by 24.2% to RMB180.9 million (US$26.3million) for the fourth quarter of 2018 from RMB238.6 million in the same period of 2017, primarily due to the decline in online customer acquisition expenses.

General and administrative expenses decreased by 15.5% to RMB211.7 million (US$30.8 million) for the fourth quarter of 2018 from RMB250.4 million in the same period of 2017, primarily due to the decline in share-based compensation expenses. General and administrative expenses for the period included share-based compensation of RMB9.6 million (US$1.4 million). Share-based compensation recognized in the fourth quarter of 2017 included compensation related to employee options granted historically with a performance target contingent upon IPO.

Operating income increased by 328.4% to RMB486.6 million (US$70.8 million) for the fourth quarter of 2018 from RMB113.6 million in the same period of 2017.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax and a write-back of provision for expected discretionary payments to investors in investment programs protected by the investor reserve funds, was RMB472.1 million (US$68.7 million) for the fourth quarter of 2018, representing an increase of 44.2% from RMB327.4 million in the same period of 2017.

Other income was RMB94.4 million (US$13.7 million) for the fourth quarter of 2018, compared with a loss of RMB694.8 million in the same period of 2017. Other income primarily consisted of (1) a gain of RMB23.5million (US$3.4 million) from the quality assurance fund, (2) a gain of RMB10.8 million (US$1.6 million) from the fair value change of financial guarantee derivatives, and (3) a realized gain of RMB18.0 million (US$2.6 million) from financial guarantee derivatives due to the amount of investment programs maturing during the period. The Company re-evaluates the fair value of outstanding financial guarantee derivatives at each balance sheet date to reflect the views of market participants on the expected default rate based on the latest market changes. For the fourth quarter of 2018, RMB13.1 billion of loans facilitated on the Company’s platform were protected by the quality assurance fund.

Income tax credits were RMB193.6 million (US$28.2 million) for the fourth quarter of 2018, compared with income tax credits of RMB74.1 million in the same period of 2017, primarily due to the write-back of accrued income tax as the Company is able to enjoy a preferential tax treatment since it was recognized as a “software enterprise” by relevant PRC government agencies.

Net profit was RMB774.6 million (US$112.7 million) for the fourth quarter of 2018, compared with a net loss of RMB507.1 million in the same period of 2017.

Net profit attributable to ordinary shareholders of the Company was RMB774.2 million (US$112.6 million) for the fourth quarter of 2018, compared with a net loss attributable to ordinary shareholders of RMB1,303.9 million in the same period of 2017 due to accretion of the Company’s Series A, B and C preferred shares in the fourth quarter of 2017.

As of December 31, 2018, the Company had cash and cash equivalents of RMB1,616.2 million (US$235.1 million) and short-term investments mainly in wealth management products of RMB1,694.7 million (US$246.5 million).

The total balance of the quality assurance fund, which includes restricted cash of RMB2,414.4 million (US$351.2 million) and the quality assurance fund receivable of RMB2,064.4 million (US$300.3 million), was equivalent to 23.2% of the total outstanding loans protected by the quality assurance fund.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2015	0.79%	1.75%	1.10%	1.01%	0.87%	0.67%
June 30, 2015	0.88%	1.06%	0.67%	0.54%	0.89%	0.67%
September 30, 2015	0.67%	0.89%	0.61%	0.54%	0.44%	0.35%
December 31, 2015	0.80%	0.93%	0.51%	0.49%	0.39%	0.32%
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through the Company’s online marketplace:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2015Q1	1.95%	2.75%	3.46%	3.98%	4.36%	4.58%	4.67%	4.69%	4.73%	4.76%	4.74%
2015Q2	1.74%	2.66%	3.38%	3.75%	4.02%	4.15%	4.30%	4.38%	4.45%	4.46%	4.46%
2015Q3	1.46%	2.13%	2.70%	3.15%	3.47%	3.68%	3.77%	3.85%	3.93%	4.01%	4.02%
2015Q4	1.54%	2.27%	2.88%	3.17%	3.53%	3.77%	3.97%	4.12%	4.26%	4.32%	4.33%
2016Q1	1.00%	1.57%	2.21%	2.82%	3.33%	3.77%	4.09%	4.33%	4.45%	4.57%	4.59%
2016Q2	1.75%	2.49%	3.21%	3.77%	4.17%	4.39%	4.59%	4.76%	4.88%	4.94%	4.96%
2016Q3	1.67%	2.45%	2.96%	3.47%	3.87%	4.11%	4.27%	4.44%	4.59%	4.70%	4.77%
2016Q4	1.29%	2.07%	2.66%	3.15%	3.59%	3.97%	4.32%	4.62%	4.88%	5.07%	5.18%
2017Q1	1.20%	2.01%	2.68%	3.32%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2	1.72%	2.89%	3.81%	4.55%	5.14%	5.78%	6.32%	6.79%	7.05%	7.19%	7.24%
2017Q3	1.82%	2.93%	4.08%	5.16%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.51%	4.12%	5.16%	5.68%	5.97%	6.18%	6.29%	6.39%	6.47%	6.50%	6.50%
2018Q1	1.35%	2.18%	2.97%	3.65%	4.30%	4.85%	5.22%	5.50%
2018Q2	1.75%	3.08%	4.35%	5.43%	6.31%
2018Q3	1.42%	2.48%

Fiscal Year 2018 Financial Results

Operating revenues for the fiscal year 2018 increased by 10.1% to RMB4,287.6 million (US$623.6 million) from RMB3,895.8 million in 2017, primarily due to the old revenue recognition standard ASC 605 used in 2017 and the write-back of provision for expected discretionary payments to investors in investment programs protected by the investor reserve funds. For the fiscal year 2018, the impact of applying the new revenue standard ASC 606 resulted in an increase of approximately RMB511.1 million (US$74.3 million) in revenue.

Loan facilitation service fees increased by 2.7% to RMB2,919.2 million (US$424.6 million) for the fiscal year 2018 from RMB2,843.3 million in 2017, primarily due to the old revenue recognition standard ASC 605 used in 2017. The average rate of transaction fees charged to borrowers was 6.77%, compared with 6.5% in 2017. Loan collection fees of RMB342.7 million (US$49.8 million) have been allocated from other revenue to loan facilitation service fees related to the adoption of ASC 606 effective January 1, 2018.

Post-facilitation service fees increased by 38.0% to RMB922.8 million (US$134.2 million) for the fiscal year 2018 from RMB668.8 million in the prior year, primarily due to the rolling impact of deferred transaction fees and the adoption of ASC 606 effective January 1, 2018. Loan collection fees of RMB125.2 million (US$18.2 million) have been allocated from other revenue to post facilitation service fees related to the adoption of ASC 606.

Other revenue decreased by 23.3% to RMB376.9 million (US$54.8 million) for the fiscal year 2018 from RMB491.4 million in 2017, primarily due to the adoption of ASC 606 effective January 1, 2018, which reallocated loan collection fees to loan facilitation fees and post facilitation fees. This was offset by an increase in management fees from investment programs that invest in loans protected by the quality assurance fund.

Net interest income/(expense) and loan provision losses for the fiscal year 2018 was an income of RMB63.4 million (US$9.2 million), compared with an expense of RMB15.2 million in 2017, primarily due to income from the increased number of consolidated investment trusts.

Origination and servicing expenses increased by 1.1% to RMB985.6 million (US$143.3 million) for the fiscal year 2018 from RMB974.5 million in the prior year, primarily due to (i) a decrease in salaries and benefits as a result of a decrease in headcount particularly for consumption loan products, and (ii) a decrease in referral fees paid to third parties for successful loan originations, which was largely offset by an increase in fees paid to third parties for loan collection services.

Sales and marketing expenses decreased by 9.8% to RMB710.8 million (US$103.4 million) for the fiscal year 2018 from RMB788.3 million in 2017, primarily due to a decline in online customer acquisition expenses.

General and administrative expenses increased by 19.1% to RMB701.4 million (US$102.0 million) for the fiscal year 2018 from RMB588.7 million in 2017, primarily due to an increase in research and development costs. General and administrative expenses for the period included share-based compensation of RMB50.3 million (US$7.3 million).

Operating income increased by 20.8% to RMB1,846.6 million (US$268.6 million) for the fiscal year 2018 from RMB1,529.2 million in 2017.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses and a one-time provision for expected discretionary payments to investors in investment programs protected by the Company’s investor protection funds from profit/(loss) before tax, increased by 4.9% to RMB1,828.3 million (US$265.9 million) for the fiscal year 2018 from RMB1,743.0 million in 2017.

Other income recorded a gain of RMB774.1 million (US$112.6 million) for the fiscal year 2018, compared to a loss of RMB171.5 million in 2017. Other income primarily consisted of (1) a gain of RMB510.9 million (US$74.3 million) from the quality assurance fund resulting from the growth in loans facilitated on the Company’s platform that are protected by the quality assurance fund, (2) a gain of RMB272.1 million (US$39.6 million) from fair value change of financial guarantee derivatives due to an improvement in the expected default rate for underlying loans investment programs protected by the investor reserve funds, and (3) a RMB157.2 million (US$22.9 million) realized loss from financial guarantee derivatives due to the amount of investment programs maturing during the period .

Income tax expenses were RMB151.2 million (US$22.0 million) for the fiscal year 2018, compared with RMB274.7 million in 2017. The decrease was primarily due to the write-back of accrued income tax as the Company is able to enjoy a preferential tax treatment since it was recognized as a “software enterprise” by relevant PRC government agencies.

Net profit was RMB2,469.5 million (US$359.2 million) for the fiscal year 2018, representing a 128.0% increase from RMB1,082.9 million in 2017.

Net profit attributable to ordinary shareholders of the Company was RMB2,469.1 million (US$359.1 million) for fiscal year 2018, compared with a net loss attributable to ordinary shareholders of RMB1,990.5 million in 2017 due to the accretion losses on the Company’s Series A, B and C preferred shares.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 14, 2019 (8:00 PM Beijing/Hong Kong time on March 14, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “PPDAI Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ppdai.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 21, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10129178

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of December 31, 2018, the Company had over 88.9 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Jimmy Tan / Sally Huo

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,891,131	1,616,164	235,061
Restricted cash	2,392,573	3,677,557	534,878
Short-term investments	1,958,910	1,694,660	246,478
Investments	12,234	167,501	24,362
Guarantee and quality assurance fund receivable	1,152,769	2,064,366	300,250
Intangible assets	63,760	68,880	10,018
Property, equipment and software, net	108,248	144,002	20,944
Loans and receivables, net of provision for loan losses	681,794	2,331,108	339,046
Accounts receivable	17,773	812,042	118,107
Deferred tax assets	128,361	122,763	17,855
Financial guarantee derivative assets	—	56,287	8,187
Due from related party	—	2,830	412
Contract assets	—	112,103	16,305
Prepaid expenses and other assets	145,699	221,793	32,259
Goodwill	50,411	50,411	7,332

Total assets	8,603,663	13,142,467	1,911,494

Liabilities and Shareholders’ Equity
Payable to platform customers	1,113,966	905,034	131,632
Guarantee and quality assurance fund payable	2,062,844	3,819,379	555,506
Deferred revenue	265,094	—	—
Payroll and welfare payable	156,831	188,254	27,380
Taxes payable	257,143	225,101	32,740
Provision for payment to investor reserve fund investor	107,660	—	—
Short-term borrowings	—	25,000	3,636
Funds payable to investors of consolidated trusts	502,641	1,505,909	219,025
Contract liabilities	—	165,469	24,066
Due to related party	11,972	—	—
Deferred tax liabilities	15,940	100,064	14,554
Accrued expenses and other liabilities	211,614	222,519	32,364
Financial guarantee derivative liabilities	215,770	—	—

Total liabilities	4,921,475	7,156,729	1,040,903

Commitments and contingencies
PPDai Group Inc. Shareholder’s deficit
Class A ordinary shares	56	58	8
Class B ordinary shares	44	44	7
Additional paid-in capital	5,951,044	5,896,017	857,540
Treasury stock	—	(332,121)	(48,305)
Statutory reserves	55,090	256,006	37,235
Accumulated other comprehensive income	14,917	58,210	8,466
Accumulated deficit(retained earnings)	(2,398,984)	45,668	6,643

Total PPDai Group Inc. shareholders’ equity	3,622,167	5,923,882	861,594

Non-controlling interest	60,021	61,856	8,997

Total shareholders’ equity	3,682,188	5,985,738	870,591

Total liabilities and shareholders’ equity	8,603,663	13,142,467	1,911,494

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	620,237	837,427	121,799	2,843,287	2,919,234	424,585
Post-facilitation service fees	227,150	249,887	36,345	668,819	922,797	134,215
Other Revenue	172,393	107,802	15,679	491,400	376,915	54,820
Changes in expected discretionary payment to IRF investors	(107,660)	24,047	3,497	(107,660)	68,619	9,980
Total operating revenues	912,120	1,219,163	177,320	3,895,846	4,287,565	623,600
Net interest income (expense) and loan provision losses	(13,243)	(9,410)	(1,369)	(15,209)	63,359	9,215

Net revenues	898,877	1,209,753	175,951	3,880,637	4,350,924	632,815

Operating expenses:
Origination and servicing expenses-related party	(28,834)	(30,913)	(4,496)	(84,362)	(109,666)	(15,950)
Origination and servicing expenses	(267,443)	(246,682)	(35,878)	(890,160)	(875,905)	(127,395)
Sales and marketing expenses	(238,600)	(180,901)	(26,311)	(788,291)	(710,754)	(103,375)
General and administrative expenses	(250,369)	(211,667)	(30,786)	(588,664)	(701,353)	(102,008)
Provision for doubtful accounts	—	(53,021)	(7,712)	—	(106,652)	(15,512)

Total operating expenses	(785,246)	(723,184)	(105,183)	(2,351,477)	(2,504,330)	(364,240)
Other income (expenses)
Gain from guarantee and quality assurance fund	(271,850)	23,469	3,413	5,885	510,894	74,307
Realized gain (loss) from financial guarantee derivatives	27,105	17,971	2,614	169,103	(157,244)	(22,870)
Fair value change of financial guarantee derivatives	(460,428)	10,780	1,568	(383,061)	272,057	39,569
Gain from disposal of subsidiary	—	—	—	—	—	—
Other income (expense), net	10,337	42,185	6,136	36,531	148,356	21,578

Profit (loss) before income tax credit (expense)	(581,205)	580,974	84,499	1,357,618	2,620,657	381,159
Income tax credit (expenses)	74,139	193,617	28,160	(274,711)	(151,206)	(21,992)

Net profit (loss)	(507,066)	774,591	112,659	1,082,907	2,469,451	359,167
Less: net profit (loss) attributable to non-controlling interest shareholders	(76)	417	61	(76)	377	55
Net profit (loss) attributable to PPDai Group Inc.	(506,990)	774,174	112,598	1,082,983	2,469,074	359,112

Accretion on convertible redeemable preferred shares to redemption value	(796,874)	—	—	(3,073,471)	—	—
Net profit (loss) attributable to ordinary shareholders	(1,303,864)	774,174	112,598	(1,990,488)	2,469,074	359,112

Net profit (loss) attributable to PPDai Group Inc.	(506,990)	774,174	112,598	1,082,983	2,469,074	359,112
Foreign currency translation adjustment, net of nil tax	(10,097)	(3,787)	(551)	99,934	43,293	6,297

Total comprehensive income (loss) attributable to PPDAI Group Inc.	(517,087)	770,387	112,047	1,182,917	2,512,367	365,409

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share data, or otherwise noted) (continued)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Weighted average number of ordinary shares used in computing net income (loss) per share
Basic	1,120,473,462	1,486,851,379	1,486,851,379	779,804,270	1,498,780,165	1,498,780,165
Diluted	1,120,473,462	1,563,655,040	1,563,655,040	779,804,270	1,599,592,231	1,599,592,231
Income (loss) per share - Basic	(1.1637)	0.5207	0.0757	(2.5525)	1.6474	0.2396
Income (loss) per ADS - Basic	(5.8184)	2.6034	0.3786	(12.7627)	8.2369	1.1980
Income (loss) per share - Diluted	(1.1637)	0.4951	0.0720	(2.5525)	1.5436	0.2245
Income (loss) per ADS - Diluted	(5.8184)	2.4755	0.3600	(12.7627)	7.7178	1.1225

PPDAI GROUP INC.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	898,877	1,209,753	175,951	3,880,637	4,350,924	632,815
Less: total operating expenses	(785,246)	(723,184)	(105,183)	(2,351,477)	(2,504,330)	(364,240)
Operating Income	113,631	486,569	70,768	1,529,160	1,846,594	268,575
Less: Change in expected discretionary payment to IRF investors	107,660	(24,047)	(3,497)	107,660	(68,619)	(9,980)
Add: share-based compensation expenses	106,152	9,555	1,390	106,152	50,319	7,319
Non-GAAP adjusted operating income	327,443	472,077	68,661	1,742,972	1,828,294	265,914

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by (used in) operating activities	(28,173)	518,273	75,380	3,409,451	1,884,956	274,153
Net cash used in investing activities	(876,176)	(819,178)	(119,145)	(2,450,800)	(1,447,013)	(210,460)
Net cash provided by financing activities	1,701,581	440,841	64,117	2,132,933	530,097	77,100
Effect of exchange rate changes on cash and cash equivalents	(14,888)	(2,876)	(418)	(15,445)	41,977	6,107
Net increase in cash, cash equivalent and restricted cash	782,344	137,060	19,934	3,076,139	1,010,017	146,900
Cash, cash equivalent and restricted cash at beginning of period	3,501,360	5,156,661	750,005	1,207,565	4,283,704	623,039
Cash, cash equivalent and restricted cash at end of period	4,283,704	5,293,721	769,939	4,283,704	5,293,721	769,939